					Exhibit 99(c)

Entergy Louisiana, LLC
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Distributions

	Twelve Months Ended
	December 31,					June 30,
	2002	2003	2004	2005	2006	2007

Fixed charges, as defined:
Total Interest	$100,667	$76,756	$74,141	$85,418	$92,216	$93,184
Interest applicable to rentals	6,496	6,359	5,595	4,585	4,833	5,846

Total fixed charges, as defined	$107,163	$83,115	$79,736	$90,003	$97,049	$99,030

Preferred dividends, as defined (a)	0	0	$0	$0	$10,906	16,589

Combined fixed charges and preferred dividends, as defined	$107,163	$83,115	$79,736	$90,003	$107,955	$115,619

Earnings as defined:

Net Income	$144,709	$146,154	$127,495	$128,082	$137,618	$136,834
Add:
Provision for income taxes:
Total Taxes	84,765	97,408	79,475	96,819	78,338	76,620
Fixed charges as above	107,163	83,115	79,736	90,003	97,049	99,030

Total earnings, as defined	$336,637	$326,677	$286,706	$314,904	$313,005	$312,484

Ratio of earnings to fixed charges, as defined	3.14	3.93	3.60	3.50	3.23	3.16

Ratio of earnings to combined fixed charges and
preferred dividends, as defined	3.14	3.93	3.60	3.50	2.90	2.70

(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.